UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                          FOODARAMA SUPERMARKETS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $1.00 par value
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                         (Title of Class of Securities)

                                    344820105
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                                 (CUSIP Number)

               Richard J. Saker, c/o Foodarama Supermarkets, Inc.,
                       922 Hwy. 33, Suite 6, Freehold, NJ 07728
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 13, 2003
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                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box |_|.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.    344820105                                   Page  2  of  5   Pages
-----------------------------------                     ------------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ------------------------------------------------------------------------
              Richard J. Saker
              SS # not disclosed at the option of the reporting person

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)    [ [
                                                                      (b)    |x|
              Mr. Saker expressly disclaims the existence of a group between himself, his wife and his son, and Mr. Saker disclaims any beneficial |X| interest in 1,760 shares held by his wife, and 1,377 shares held in trust for the benefit of his son. Also, Mr. Saker expressly disclaims the existence of a group between himself and his brothers, Messrs. Joseph J. Saker, Jr. and Thomas A.
              Saker, in connection with their interests in the Joseph Saker Family Partnership, L.P. (the "Partnership"), which holds 85,000 shares of Common Stock of the Company, and in connection with their interests in the Saker Family Corporation, which is the sole general partner of the Partnership, or otherwise. Mr. Saker disclaims any beneficial interest in shares of Common Stock held by the Partnership in excess of his pecuniary interest.

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3       SEC USE ONLY
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4       SOURCE OF FUNDS*


              BK, OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ]
        ITEMS 2(d) or 2(e)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION


              U.S. Citizenship
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 NUMBER OF SHARES   7     SOLE VOTING POWER
BENEFICIALLY OWNED              163,043
 BY EACH REPORTING  ------------------------------------------------------------
    PERSON WITH     8     SHARED VOTING POWER
                                0
                    ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
                                129,043
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                85,000
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          215,803 shares with sole voting and shared dispositive power, and including 1,760 shares owned by Mr. Saker's wife, as to which 1,760 shares Mr. Saker disclaims beneficial ownership. Also includes 15,000 shares subject to stock options exercisable within 60 days of the filing date of this schedule.
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|
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                                       2

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              21.5%
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14      TYPE OF REPORTING PERSON*
              IN
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                                       3

                                 AMENDMENT NO. 3

                                       TO

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



--------------------------------------------------------------------------------
      This Amendment No. 3 amends Amendment No. 2 to the Statement on Schedule 13D of the Reporting Person dated March 28, 2002. This Amendment No. 3 to such Statement on Schedule 13D as so amended is referred to as the "Schedule 13D".

Item 1.     Security and Issuer

      This Schedule 13D relates to the Common Stock, par value $1.00 per share ("Common Stock"), of Foodarama Supermarkets, Inc., a New Jersey corporation (the "Company").

      The principal executive offices of the Company are located at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey 07731.

Item 2.     Identity and Background

        (a) Richard J. Saker

        (b) Address: c/o 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728.

        (c) President, Chief Operating Officer and Secretary of Foodarama Supermarkets, Inc., located at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey 07731.

        (d) During the past five years, Mr. Saker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years Mr. Saker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f) U.S. Citizen.

Item 3.     Source and Amount of Funds or Other Consideration

      In the transaction which is the subject of this report, Mr. Saker acquired 21,500 shares in a private purchase and sale, evidenced by the Purchase and Sale Agreement attached hereto as Exhibit A. The total consideration paid for the shares purchased by Mr. Saker is $494,500, which reflects a purchase price of $23.00 per share. Of the total purchase price, $225,000 represents the proceeds of a loan from Merrill Lynch, which loan is secured by shares of Foodarama Supermarkets, Inc. common stock owned by Mr. Saker. The balance of the purchase price, or $269,500, represents the proceeds of a personal, unsecured loan from Mr. Saker's mother. The aggregate amount of shares beneficially owned by Mr. Saker includes options to purchase 15,000 shares of the Company's Common Stock, which have vested or will vest within 60 days of the date of this report.

Item 4.     Purpose of Transactions

      This transaction was undertaken for investment purposes.

      In its Preliminary Proxy Statement, filed with the Securities and Exchange Commission on February 10, 2003, the Board of Directors of the Company, of which Mr. Saker is a member, proposed an amendment to the Company's Restated Certificate of Incorporation dated May 15, 1970, as amended by Certificates of Amendment dated October 17, 1986, May 12, 1987, February 16, 1993, May 20, 1996, and May 14, 2002 (collectively, the "Certificate of Incorporation"), to provide for the elimination of the Company's classified Board of Directors subject to the satisfaction of certain conditions relating to the settlement of a lawsuit initiated against the Company as a nominal defendant and certain officers and directors of the Company, including Mr. Saker. Adoption of the proposed amendment requires the affirmative vote of two-thirds of the votes cast at the annual meeting by holders of Common Stock.

      Other than the proposal described above in this Item 4, Mr. Saker has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended, or (i) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Company

        (a) The aggregate number of shares of Common Stock beneficially owned by Mr.Saker as of the date of this Schedule 13D is 215,803 shares, or approximately 21.5% of the class of securities identified in Item 1 based on 986,867 shares of Common Stock outstanding as of February 13, 2003. This amount includes 1,760 shares held by Richard J. Saker's wife and 1,377 shares which are held in a trust for Mr. Saker's son, of which Mr. Saker is the trustee. Mr. Saker disclaims beneficial ownership of the shares described in the preceding sentence.

            This amount also includes 85,000 shares held by the Joseph Saker Family Partnership, L.P. (the "Partnership"), of which the Saker Family Corporation is the sole general partner (the "General Partner"). Richard J. Saker owns 40% of the outstanding capital stock of the General Partner, and each of Joseph J. Saker, Jr. and Thomas A. Saker owns 30% of the outstanding capital stock of the General Partner. The General Partner owns a 1% interest in the Partnership and has the sole power to vote for the sale, transfer or other disposition of the shares of Foodarama Common Stock only upon the unanimous consent of all shareholders of the General Partner. On other matters not involving the sale, transfer or other disposition of such shares, the shares of Foodarama Common Stock held by the Partnership are voted as directed by the individual shareholders of the General Partner in accordance with their respective ownership interests in the General Partner. Accordingly, the General Partner votes 34,000 shares as directed by Richard J. Saker on such other matters.

     In addition to his ownership interests in the General Partner, Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker are the beneficiaries of the trust which owns a 99% interest in the Partnership (the "Limited Partner"). Thus, each of Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker also has an indirect interest in the Foodarama Common Stock held by the Partnership by reason of their respective beneficial interests in the Limited Partner. Their beneficial interests in the Limited Partner are in identical proportion to their ownership interests in the General Partner. Richard J. Saker disclaims beneficial ownership of shares held by the Limited Partner in excess of his pecuniary interest therein.

      Shares beneficially owned by Mr. Saker also include 15,000 shares subject to currently exercisable options or options exercisable within sixty days of February 13, 2003 granted pursuant to the Company's 2001 Stock Incentive Plan.

        (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, for the Reporting Person is set forth in the cover page and such information is incorporated herein by reference.

        (c) Except as set forth in Item 3 and this Item 5 above, Mr. Saker has had no transactions in the class of securities reported herein during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

     Each of Mr. Saker's wife and the trust that holds shares for the benefit of Mr. Saker's son intend to designate Messrs. Joseph J. Saker, Sr. and Richard J. Saker as their proxy for the purpose of voting their shares at the Company's Annual Meeting of Shareholders to be held on April 30, 2003. In addition, Mr. Saker intends to direct the corporate general partner of the Partnership to designate Messrs. Joseph J. Saker, Sr. and Richard J. Saker as its proxy for the purpose of voting 34,000 of the Partnership's shares at the Company's Annual Meeting of Shareholders to be held on April 30, 2003.

      Article V Section 3 of the Amended and Restated Certificate of Incorporation of the Saker Family Corporation requires the unanimous approval of its shareholders, namely Richard J. Saker, Joseph J. Saker, Jr., and Thomas A. Saker, for directing the Saker Family Corporation, in its capacity as general partner of the Partnership, to approve the transfer or other disposition of the shares of the Company's Common Stock held by the Partnership, or to vote in favor of the consolidation, merger or other reorganization of the Company, or the sale of all or substantially all of its assets.

Item 7.     Material to be Filed as Exhibits

      The Purchase and Sale Agreement dated as of February 13, 2003 and evidencing the transaction which is the subject of this report is attached hereto as Exhibit A.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2003



                                            /S/ Richard J. Saker
                                            -----------------------------------
                                            Richard J. Saker

                                    Exhibit A

                           PURCHASE AND SALE AGREEMENT

      This Agreement (the "Agreement") is made and entered into as of February 13, 2003 between Hilton Realty Co., LLC, a New Jersey limited liability company (hereinafter, the "Seller"), and Richard J. Saker, an individual (the "Buyer") and an officer and director of Foodarama Supermarkets, Inc., a New Jersey corporation (the "Company").

      WHEREAS, Buyer desires to purchase and Seller desires to sell twenty-one thousand, five hundred (21,500) shares of Common Stock (the "Shares") of the Company;

      NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings herein contained, the parties hereto agree as follows:

1.    Purchase and Sale.

      1.1. For and in consideration of the Purchase Price being paid to Seller simultaneously herewith as provided in Section 1.2, Seller does hereby irrevocably sell, assign, transfer and set over all of its right, title and interest in and to the Shares to the Buyer.

      1.2. For and in consideration of the sale, assignment and transfer of the Shares to Buyer as provided herein, simultaneously herewith Buyer is paying to the Seller an amount equal to Four Hundred Ninety-Four Thousand, Five Hundred Dollars ($494,500) (the "Purchase Price"), by wire transfer of immediately available funds.

      1.3. Settlement shall be through Depository Trust Company ("DTC"), if the Shares are issued of record to DTC, in which such event Seller shall cause accounts at DTC of Buyer's nominee set forth on Exhibit A to be credited with the Shares and Buyer shall cause the Purchase Price to be paid to the Seller in immediately available funds pursuant to the wire instructions set forth in Exhibit B.

2. Representations of Seller. Seller represents and warrants to Buyer the following:

      2.1. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New Jersey.

      2.2. Seller has full power and authority to execute, deliver and perform its obligations under this Agreement, and to sell the Shares to the Buyer. Neither the execution, delivery and performance of this Agreement nor the sale of the Shares to the Buyer has resulted, or will result, in any breach of any provision of, or constitute a default (or an event of which with or without notice or lapse of time, or both, would constitute a default) under, the Seller's certificate of formation or operating agreement or any agreement or instrument to which the Seller is a party or by which it is bound, or, to Seller's knowledge, any statute, order, rule or regulation of any court or other governmental authority applicable to it.

      2.3. This Agreement has been duly and validly authorized, executed and delivered and constitutes the legal, valid and binding obligations of the Seller, enforceable against the Seller, in accordance with its terms.

      2.4. Seller has not pledged, encumbered, assigned, transferred, conveyed, disposed of or terminated, in whole or in part, any of its right, title and interest in or to the Shares or suffered to exist any liens on such right, title and interest, and the Seller owns, beneficially and of record, the Shares free and clear of any adverse claims, including, without limitation, any liens, charges and other encumbrances (collectively "Liens"). Further, Seller shall deliver to Buyer the Shares free and clear of any Liens.

      2.5. Seller (or its predecessor) is and has been at all times for more than two years prior to the date hereof the beneficial owner of the Shares.

      2.6. Seller acknowledges receipt of the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2002.

3. Representations and Warranties of the Buyer. Buyer hereby represents and warrants to the Seller as follows:

      3.1. Buyer has full power and authority to execute, deliver and perform his obligations under this Agreement. Neither the execution, delivery and performance of this Agreement has resulted, or will result, in any breach of any provision of, or constitute a default (or an event of which with or without notice or lapse of time, or both, would constitute a default) under the Company's Certificate of Incorporation or bylaws or any agreement or instrument to which the Buyer is a party or by which it is bound, or any statute, order, rule or regulation of any court or other governmental authority applicable to it.

      3.2. This Agreement has been duly and validly authorized, executed and delivered and constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer, in accordance with its terms.

      3.3. Buyer is a sophisticated investor and is purchasing the Shares for his own account and not with a view to or for sale or distribution thereof that would be in violation of the Act. In that regard, Buyer is an officer and director of the Company and, as such, has access to material information with respect to the Company's operations, prospects and/or financial condition and acknowledges and understands the risks inherent in an investment in the Shares. Buyer further acknowledges that the Buyer has conducted its own investigation, to the extent that the Buyer has determined necessary or desirable regarding the Company, and that the Buyer has determined to enter into and complete this transaction based on, among other things, such investigation and information.

      3.4. The Shares were not offered or sold to the undersigned by any form of general solicitation or general advertising.

      3.5. Buyer represents that the purchase of the Shares does not violate any law or regulation applicable to him or the Company.

4. Indemnification. Buyer agrees to indemnify and hold Seller and its members, employees and agents (each a "Seller Party") harmless from and against any and all claims, liabilities, losses, damages or expenses, including reasonable attorney fees (collectively, "Damages") related to or arising out of any claims, actions or proceedings (collectively "Actions") asserted by a third party as a result of the execution and performance of this Agreement by Buyer, except that the obligation to provide indemnity under this Section 4 shall not apply with respect to any Damages sustained or Actions instituted which result or arise from (a) any act heretofore or taken hereafter by a Seller Party that is not required or contemplated by this Agreement, (b) any agreement or instrument to which a Seller Party is a party or by which a Seller Party is bound or (c) any breach by Seller of any of the representations, warranties or covenants set forth in this Agreement.

5.    Miscellaneous.

      5.1. Survival. All representations, warranties, and covenants made by the parties hereto shall be considered to have been relied upon by the parties hereto and shall survive the execution, performance and delivery of this Agreement and all other documents contemplated herein.

      5.2. Successors and Assigns. This Agreement shall inure to the benefit of and be enforceable by, and shall be binding upon and enforceable against, the respective parties hereto and their successors and assigns.

      5.3. Costs and Expenses. Except as otherwise expressly provided for herein, each party to this Agreement shall bear his or its own costs and expenses, including but not limited to attorney's fees and expenses, in connection with the preparation, review and execution of this Agreement.

      5.4. Governing Law. This Agreement shall be construed in accordance with and be governed by the internal laws of the State of New Jersey without reference to conflict of laws principles.

      5.5. Specific Performance. Buyer and Seller each acknowledges that damages would be an inadequate remedy for breach of this Agreement and that Buyer and Seller, respectively, shall each be entitled to specific performance and other equitable relief in addition to other applicable remedies.

      5.6. Counterpart Execution. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but when taken together, shall constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

      5.7. Integration. This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings or representations pertaining to the subject matter hereof, whether oral or written.

      5.8. Interpretation. Each of Seller and Buyer acknowledge and agree that they have been represented by or had the opportunity for representation of counsel in connection with the matters contemplated hereby and further that this Agreement shall not be construed either for or against either party by reason of its preparation.

      5.9. Further Assurances. Each of Seller and Buyer agree to execute and deliver to the other party hereto such additional documents or instruments as such other party may reasonably request in order to fully effect the purposes and intent of, and the transactions contemplated by, this Agreement.

      IN WITNESS WHEREOF, the parties hereby execute this Agreement as of the date first written above.

                                    "SELLER"

                             Hilton Realty Co., LLC


                                 By:______________________________
                               Name:  Jeffrey H. Sands
                                Title:  Managing Member

                                    "BUYER"

                                    ------------------------------
                                    Richard J. Saker